


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68345

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CA Funds Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

526 Cresent Blvd, Suite 213
                                 (No. and Street)

Glen Ellyn	Illinois	60137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Hakeman   630.545.0820
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                    (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Dennis Hakeman** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CA Funds Group, Inc. _____ , as

of _____ **December 31** , 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _J·LL ιℵοι Ѕ_

County of _Dυ Pᴬqε_

Subscribed and sworn to (or affirmed) before me on this ϩ8ᵀᴴ day of _Fᴇᴂυᴀᴿᵞ_ , ϩο ɪᴜ by

Pᴇℵℵιѕ M· Hᴀᴋᴇᴍᴀℵ proved to me on the basis of satisfactory evidences to the person who appeared before me.

_____
Notary Public

_____
Signature

_____
President

Title

OFFICIAL SEAL
JOAN DAVIDSON
Notary Public - State of Illinois
My Commission Expires May 16, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
CA Funds Group, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CA Funds Group, Inc., (the Company) as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CA Funds Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2014

Assets

Cash	$	36,655
Receivable from officer		41,265
Prepaid expense		4,792
Total assets	$	82,712

Liabilities and Stockholder's Equity

Liabilities

Income Taxes Payable	$	2,721
Total Liabilities	$	2,721

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		5,000
Retained earnings		73,991
Total stockholder's equity		79,991
Total liabilities and stockholder's equity	$	82,712

CA Funds Group, Inc.
Statement of Income
For the Year Ended December 31, 2013

Revenues

Fee based income	$	428,956
Interest and dividend income		3
Total revenues		428,959

Expenses

Compensation and benefits		66,317
Commission expense		75,000
Communications		7,313
Occupancy and equipment rental		8,252
Professional fees		26,846
Other operating expenses		61,273
Total expenses		245,001
Net income (loss) before income tax provision		183,958
Income tax provision		2,721
Net income (loss)	$	181,237

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2012	$ 1,000	$ 5,000	$ 27,754	$ 33,754
Distributions to stockholders			(135,000)	(135,000)
Net income (loss)	-	-	181,237	181,237
Balance at December 31, 2013	$ 1,000	$ 5,000	$ 73,991	$ 79,991

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flow from operating activities:

Net income (loss)		$ 181,237
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	$ (10)	
Receivable from Officer	(18,910)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	202	
Total adjustments		(18,718)
Net cash provided by (used in) operating activities		162,519
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(135,000)	
Net cash provided by (used in) financing activities		(135,000)
Net increase (decrease) in cash		27,519
Cash at beginning of year		9,136
Cash at end of year		$ 36,655

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	1,839

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CA Funds Group, Inc. (the "Company") was incorporated in the State of Illinois on May 28, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including private placement of securities, and raising capital for discretionary funds, real estate projects and future real estate acquisitions. The Company also is engaged in providing consulting and advisory services on real estate acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consulting fees are recorded when the services are performed.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

CA Funds Group, Inc.
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements.   The evaluation was performed through February 20, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The State of Illinois has similar rules to the federal tax code. However, there also exists a provision for a 1.5% replacement tax. The tax provision at December 31, 2013, represents the Illinois replacement of $2,721, which is shown as the income tax provision on the accompanying statement of income.

Note 3: RELATED PARTY TRANSACTIONS

The Company's sole shareholder also owns 99% of another company, Christenson Advisors ("Sister Company"), which occasionally joins the Company in joint consulting engagements, and also provides expertise in the real estate market. During the year ended December 31, 2013, the Company paid no fees to this Sister Company for its services.

The Company often receives referrals for engagements from its Sister Company, and although the Company is allowed to seek business elsewhere, during the year ended December 31, 2013, a substantial portion of the Company's revenues were derived from referrals from its Sister Company.

The Company's sole employee has a payroll advance from the Company of $41,265. This advance is non-interest bearing and will be cleared through future payroll.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011)*.	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011)*.	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011)*.	After 12/15/11
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)*	After 12/15/13

2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013)*.	After 12/15/13

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, no jurisdiction has proposed any adjustment to the Company's tax position.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2013, the Company had net capital of $33,934 which was $28,934 in excess of its required net capital of $5,000; and the Company's aggregate indebtedness ($2,721) is less than the 15 to 1 maximum allowed.

CA Funds Group, Inc.
Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1
As of December 31, 2013

Computation of net capital

Common stock	$ 1,000	
Additional paid-in capital	5,000	
Retained earnings	73,991	
Total stockholder's equity		$ 79,991
Less: Non-allowable assets		
Payroll Advance	(41,265)	
Prepaid expense	(4,792)	
Total non-allowable assets		(46,057)
Net capital		33,934

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 181	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 28,934
Ratio of aggregate indebtedness to net capital	0.081:1	

There was a $2,721 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013, due to the accrual of the income tax provision.

See independent auditor's report

CA Funds Group, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

CA Funds Group, Inc.
**Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013**

Information relating to possession or control requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

CA Funds Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
CA Funds Group, Inc.:

In planning and performing our audit of the financial statements of CA Funds Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   WE FOCUS & CARE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2014